May 3, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 973-836-0354</u>

Mr. Scott Vicari
Principal Executive and Financial Officer
Hosting Site Network, Inc.
32 Poplar Place
Fanwood, NJ 07023

> **RE: Hosting Site Network, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Filed December 7, 2006**
> **File No. 333-73004**

Dear Mr. Vicari:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant